EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               15 June 2004



                              WPP GROUP PLC ("WPP")

                     WPP Announces Offering of Senior Notes


WPP (NASDAQ: WPPGY) today announced the commencement of a private offering by one of its subsidiaries, WPP Finance (UK), of senior notes. The terms of the issue will be determined by negotiation with the initial purchasers. The notes will be fully and unconditionally guaranteed on a senior, unsecured basis by WPP Group plc.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The notes are being offered to qualified institutional buyers in the United States under the exemption provided by Rule 144A under the Securities Act and to overseas investors under Regulation S under the Securities Act.

It is expected that the net proceeds of the offering will be used for repayment of indebtedness and general corporate purposes.


For further information, please contact:

Feona McEwan, WPP                            44-20 7408 2204
Fran Butera WPP USA                          1-212-632-2235
www.wpp.com


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